[Letterhead of Simpson Thacher & Bartlett LLP]
April 16, 2010
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from SEC Staff dated
March 2, 2010 and November 18, 2009 regarding
United America Indemnity, Ltd.
Form 10-K for the year ended 12/31/2008
Filed March 10, 2009
File No. 000-50511
Dear Mr. Riedler:
     On behalf of United America Indemnity, Ltd. (the “Company”), we are providing the following responses to your comment letter dated March 2, 2010 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 10, 2009, the Company’s response letter dated January 22, 2010 to the Staff’s prior comment letter dated November 18, 2009, and the Company’s response letter dated February 19, 2010 to the Staff’s prior comment letter dated January 29, 2010. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Annual Cash Bonus Incentives, page 150 (November 18, 2009 comment letter)
1.	Your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The performance objectives;

•	Any minimum, target and maximum levels of achievement set for each objective; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Finally, please confirm that you will discuss the achievement of the objectives in your 2009 proxy statement.
In response to the Staff’s comment, the Company will include in its proxy statement on Schedule 14A for the 2010 Annual General Meeting (the “2010 Proxy Statement”) under “Annual Cash Bonus Incentives” the following:
With respect to 2009, Mr. Frakes’ annual bonus opportunities related primarily to our consolidated net income per share target as required by the terms of his employment agreement, including adjustments thereto as determined by the Board for unanticipated and/or extraordinary items. For 2009, the consolidated net income per share target was set at $1.81. Mr. McGeehan’s bonus opportunity for 2009 was based upon the Company’s U.S. insurance subsidiaries achieving underwriting income of $6.745 million. Although the Company did not meet that target, the Board of Directors, in its discretion, awarded Mr. McGeehan a bonus in the amount of $75,000 in recognition of his overall outstanding dedication and performance. The bonus opportunities for each of Messrs. Reynolds, Myers and Santora are set forth in their respective employment agreements. For 2009, the Board of Directors established accident year targets and/or other target performance measures for determining bonus amounts for each of Messrs. Reynolds, Myers and Santora. For Mr. Reynolds, these bonus targets consisted of: (1) gross written premiums for 2009 for United National Group of $117,465,000, (2) loss ratio on an accident year basis for United National Group (excluding run-off business) of 61.9, (3) expense ratio on an accident year basis for United National Group (excluding run-off business) of 36.5, (4) combined ratio on an accident year basis for United National Group (excluding run-off business) of 98.4, (5) GAAP Underwriting Income on an accident year basis for United National Group (excluding run-off business) of $1,343,000, (6) development of a marketing plan that generates submissions for new programs and (7) generation of $50 million of new business through a number of new programs in 2009. For Mr. Myers, these bonus targets consisted of: (1) gross written premiums for 2009 for Diamond State Group of $141,500,000, (2) loss ratio on an accident year basis for Diamond State Group (excluding run-off business) of 50.1, (3) expense ratio on an accident year basis for Diamond State Group (excluding run-off business) of 40.3, (4) combined ratio on an accident year basis for Diamond State Group (excluding run-off business) of 90.4, (5) GAAP Underwriting Income on an accident year basis for Diamond State Group (excluding run-off business) of $8,322,000, (6) establishment of branch offices to service property, general liability and professional lines in a number of cities during the first and second quarter of 2009, and completion of winding down one of the Company’s branch offices by year-end, (7) establishment of a quality network of wholesale brokers for each newly established branch office and (8) expansion of in-house agency’s producer base countrywide to retailers on new Diamond State Group web product. For Mr. Santora, these bonus targets consisted of: (1) gross written premiums for 2009 for Wind River of $71,477,000, (2) combined ratio on an accident year basis for Wind River of 84.9, (3) Underwriting Income on an accident year basis for Wind River of $6,055,000, (4)

outsourcing of accounting function to a third party vendor, (5) development of a number of key relationships with brokers that submit business that meet our treaty risk and size parameters and (6) execution of a treaty in 2009 that meets treaty risk and size parameters. These bonus targets reflect each executive’s responsibilities and a day-to-day emphasis on generating profits. If bonuses are earned, two-thirds will generally be paid in cash and the remainder in restricted stock. Of the named executive officers eligible to receive a bonus, only Messrs. Frakes and Santora met their targets and received a full bonus. Mr. Myers received only 50% of his bonus opportunity as he did not meet the established bonus targets for (1) gross written premium, (2) expense ratio, (3) combined ratio or (4) GAAP Underwriting Income. Mr. Reynolds did not meet his bonus targets and did not receive a bonus.
In addition to the annual bonus as described above, Mr. McGeehan was paid a discretionary bonus award of $150,000 on March 15, 2010. This discretionary bonus was awarded on March 11, 2008 and was payable to Mr. McGeehan provided that he remained an employee in good standing and fulfilled his service requirements through February 2010. The bonus was not based on specific targets, but rather was awarded by the Board of Directors, in their discretion, in recognition of Mr. McGeehan’s outstanding effort and performance.
Base Salary, page 150 (March 2, 2010 comment letter)
2.	We note your response only directs the Staff to the disclosure in your Form 10-K filing that was the source of our initial comment. Your summary compensation table indicates that for the fiscal year ended December 31, 2008 Messrs. March and McGeehan received salary increases of 9% and 3.6% respectively. Based on his pro-rated salary from the prior year, when he assumed the CEO position, Mr. Frakes’ salary increase in 2008 appears to be approximately 20%.
You disclose on page 152 that, “the Compensation Committee approved increases in base salary...based on an increase in the cost of living.” Additionally, you state on page 150 that, “[i]ndividual salaries...are also based upon an evaluation of other factors such as individual past performance, potential with us, level and scope of responsibility, and internal equity.” Please provide draft disclosure as you expect it to appear in your next filing that specifically discusses how these factors you have already identified were evaluated and assessed for purposes of determining salary.
In response to the Staff’s comment, the Company will include in its 2010 Proxy Statement the disclosure set forth in Annex A to this letter.
Long-Term Incentives, page 150 (March 2, 2010 comment letter)
3.	Please note that our prior comment 4 asked that you provide prospective draft disclosure as you expect it to appear in your next filing, but it appears that you provided retrospective disclosure regarding the fiscal year ended December 31, 2008.
Please provide draft disclosure as you expect it to appear in your next filing for the fiscal year ended December 31, 2009. Further, in the event there is a range used for the return on equity target, and/or there is a range set for a named executive officer’s bonus amount, please disclose how the extent of achievement factored into the bonuses that you have now determined to award.
In response to the Staff’s comment, the Company will include in its 2010 Proxy Statement the disclosure set forth in Annex B to this letter.

     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call the undersigned at (212) 455-7113 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, /s/ Gary Horowitz Gary Horowitz

cc:	Michael Rosenthall, Securities and Exchange Commission
Thomas McGeehan, United America Indemnity, Ltd.
Robert Hughes, United America Indemnity, Ltd.
Linda Hohn, United America Indemnity, Ltd.

Annex A
Base Salary
     The Compensation Committee uses base salary to compensate executives at salary levels comparable to the levels used by other companies within our peer group. We participate in the Property Casualty Insurance Compensation Survey, currently administered by Mercer on an annual basis. While the companies that participate in this survey may vary from one year to the next, the following companies were all participants in the most recent survey: ACUITY; Amica Mutual Insurance Company; Argo Group US; Auto Club Group; Central Insurance Companies; Crum & Forster; FBL Financial Group, Inc.; FCCI Insurance Group; Harleysville Insurance; Metropolitan Property and Casualty Insurance Company; OneBeacon Insurance; PMA Capital Corporation; QBE Regional Insurance; Scottsdale Insurance (a subsidiary of Nationwide); Selective Insurance Company of America; Swiss Re; The Main Street America Group; Utica National Insurance Group; Westfield Group; and Zenith National Insurance Corporation. Our goal is to set base salary levels at approximately the 50th percentile of this peer group.
     The Compensation Committee reviews base salaries on an annual basis to determine whether such salaries continue to fall within a competitive range relative to this peer group. Base salaries for each of the named executive officers were initially set in the executives’ employment agreements with us and have been increased in subsequent years in connection with merit increases, which generally relate to individual past performance and enhanced professional responsibilities. In setting the chief executive officer’s base salary and in evaluating the chief executive officer’s recommendations for the base salaries of the other named executive officers, the Compensation Committee generally weighs a variety of factors, including individual past performance, potential with us, level and scope of responsibility and relative fairness among the executive officers. In April 2009, upon the recommendation of management, the Compensation Committee awarded Mr. McGeehan a minimal merit increase based on his performance. In 2009, the Compensation Committee increased the base salaries of Messrs. McGeehan and Myers. In increasing the base salary for Mr. McGeehan, the Compensation Committee considered the fact that Mr. McGeehan was promoted on December 2009 to Senior Vice President and Chief Financial Officer. An internal review of other salary levels assisted in determining the appropriate salary level for Mr. McGeehan. In increasing the base salary for Mr. Myers, the Compensation Committee, in its discretion, awarded Mr. Myers a 3% merit increase in recognition of (1) the establishment of Diamond State Group branch offices in a number of cities in 2009, (2) the establishment of a quality network of wholesales brokers for each newly established branch office and (3) the expansion of our in-house agency’s producer base countrywide to retailers on new Diamond State Group web product.

Annex B
     Long-term Equity Incentives
     Because short-term results do not, by themselves, accurately reflect the performance of a company in our industry or the return realized by our shareholders, our executive officers are also eligible to receive equity awards under our Share Incentive Plan or under their employment agreements. Grants under either the Share Incentive Plan or pursuant to employment agreements are an important component of our compensation policies and are designed to motivate recipients to act from the perspective of a long-term owner. We also believe that providing executive officers with equity ownership: (1) serves to align the interests of executive officers with shareholders by creating a direct link between compensation and shareholder return, (2) creates a significant, long-term interest in our success and (3) aids in the retention of key executive officers in a competitive market for executive talent.
     The Compensation Committee approves all grants of equity compensation to our executive officers and employees as it deems appropriate to achieve the goals set forth above and establishes the time or times at which grants of restricted stock will be awarded under our Share Incentive Plan or pursuant to employment agreements. To promote our goals of attracting and retaining talented executives, equity grants usually vest over certain periods of time subject to continued employment in good standing, with vesting contingent in certain instances on the attainment of performance goals. Grants that are made upon an executive’s commencement of employment are also often contingent on the executive’s purchase of restricted stock to ensure that the executive is a shareholder with a significant personal investment in UAI.
     Under our Share Incentive Plan, Mr. McGeehan is eligible to receive, subject to continued employment in good standing, equity awards in the form of restricted stock that vests based on return on equity targets. With respect to 2009, the return on equity target was 10%. If the target is met, grants of restricted stock issued under our Share Incentive Plan vest in time over a three year period. In addition, each executive is eligible to receive restricted stock in respect of loss development for any “accident year.” At the end of an accident year, the Company determines losses and loss adjustment expenses and operating income. Three years later, the Company recalculates losses and loss adjustment expenses and operating income. The applicable shares of restricted stock will vest as long as (1) losses and loss adjustment expenses for that accident year are no greater than those which were originally presented for that accident year, (2) operating income for that accident year is at least 85% of planned operating income and (3) the officers continue to be employed and in good standing. Of our named executive officers, only Mr. McGeehan participates in both of these plans (the accident year look back and the return on equity) and can receive share grants for up to 15% to 25% of his base salary if targets are met. In 2009, the Compensation Committee determined that the targets for one of the incentive plans, the 2006 accident year look-back, were met, and accordingly, shares of restricted stock were awarded to the eligible participants in those plans for that performance year, including Mr. McGeehan. Mr. McGeehan was awarded a bonus of $14,514.48 in stock.
     A 2009 accident year look-back was approved as the Company achieved 85.5% or target net operating income on an accident year basis. This results in a grant of restricted stock in 2013 based on re-measurement criteria on December 31, 2012. If the Company achieves the target net operating income then the shares of restricted stock will be granted in 2013.

     As discussed under “Annual Cash Bonus Incentives,” a portion of the bonus for each of Messrs. Frakes, Myers, Reynolds and Santora is payable in restricted stock pursuant to their respective employment agreements. This restricted stock generally vests in increments of 25% per year over four years. Although Mr. McGeehan’s employment agreement sets forth his bonus opportunities, the terms thereof, including the portion payable in restricted stock, if any, is set by the Board of Directors annually. See “Annual Cash Bonus Incentives” for a description of the bonus targets for 2009 for all of our named executive officers.
     With respect to stock options, the Compensation Committee sets the exercise price per share at the closing price of our stock on the date of grant. In accordance with an amendment to our Share Incentive Plan, which was approved by shareholders at an Extraordinary General Meeting held on January 28, 2008, stock options may be repriced without shareholder approval. Neither material nonpublic information nor the pending release of such information is generally considered when selecting equity grant dates or when convening a meeting of the Compensation Committee.